

June 17, 2010

Michael M. Earley
Chief Executive Officer
Metropolitan Health Networks, Inc.
250 South Australian Avenue, Suite 400
West Palm Beach, Florida 33401

> **Re: Metropolitan Health Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **File No. 001-32361**

Dear Mr. Earley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements
Note 3 – Sale of HMO, page F-14

1. Please tell us what accounting guidance you relied on in recording a $5.9 million gain on the sale of the HMO in 2008 and $1.3 million gain in 2009 in light of your continuing involvement in the HMO via the IPA Agreement signed concurrent with the sale.

Note 7 – Investments, page F-15

2. Please revise your disclosure to include a schedule of investments and the respective fair value measurements by major category. Refer to ASC 820-10-50-2.

Signatures, page 53

3. We note that your Form 10-K does not appear to have been filed by an individual identified as your principal accounting officer or controller as required under Instruction D to Form 10-K. If your principal accounting officer or controller has signed the Form 10-K, please confirm that you will indicate this additional capacity in the signature block of this individual in your future filings. If your principal accounting officer or controller has not signed your Form 10-K, please amend your Form 10-K to provide this required signature.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 Filed April 30, 2010

Risk Assessment of Compensation Policies and Practices, page 27

4. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant